

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

Ruben Minski
Chief Executive Officer
Procaps Group, S.A.
9 rue de Bitbourg, L-1273
Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B253360

  Re: Procaps Group, S.A.
    Registration Statement on Form F-1
    Filed November 24, 2021
    File No. 333-261366

Dear Mr. Minski:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Ada D. Sarmento at 202-551-3798 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Flora R. Perez, Esq.